Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1430

December 21, 2018

Robert S. Littlepage
Accountant Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarter Ended September 30, 2018
Filed October 25, 2018
File No. 001-06686

Dear Mr. Littlepage:

By letter dated December 20, 2018, the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Quarterly Report on Form 10-Q of The Interpublic Group of Companies, Inc. for the quarter ended September 30, 2018, filed on October 25, 2018. This letter sets forth our response to these comments. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.

Form 10-Q for the Quarter Ended September 30, 2018
Notes 2: Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. Please more fully discuss in future filings how you determined you had two performance obligations in your advertising services and media services arrangements. In addition, please more fully discuss how you determined that you act as an agent for production services and media buying service. Reference ASC 606-10-50-12.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

We note the Staff’s comment and will revise our future filings to enhance our discussion of our identification of performance obligations for both our advertising services and media service arrangements, and how we determined that we act as an agent for production services and media buying services.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.

Sincerely,
Christopher Carroll

Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer